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                             September 27, 2021

       Arlen R. Shenkman
       Chief Financial Officer
       Citrix Systems, Inc.
       851 West Cypress Creek Road
       Fort Lauderdale, FL 33309

                                                        Re: Citrix Systems,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed February 8,
2021
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2021
                                                            Filed July 30, 2021
                                                            File No. 000-27084

       Dear Mr. Shenkman:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended June 30, 2021

       Note 6. Aquisitions, page 14

   1. We note on February 26, 2021 you completed the acquisition of Wrike, Inc. for approximately $2.07
billion. Please tell us how you considered Rule 3-
                                                        05 of Regulation S-X in
evaluating the significance of this acquisition and whether you are required to provide
audited financial statements for Wrike, Inc. and pro forma
                                                        information. As part of
your response, provide us with the results of your significance tests.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Arlen R. Shenkman
Citrix Systems, Inc.
September 27, 2021
Page 2

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameArlen R. Shenkman                      Sincerely,
Comapany NameCitrix Systems, Inc.
                                                         Division of
Corporation Finance
September 27, 2021 Page 2                                Office of Technology
FirstName LastName